Exhibit 99.1

Canaan Announces Appointment of Chief Financial Officer

BEIJING, August 2, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced the appointment of Mr. James Jin Cheng to the position of Chief Financial Officer, effective immediately. Mr. Tong He will cease to serve as the Company’s acting Chief Financial Officer but will maintain his position as the Company’s Director of Finance.

Mr. Cheng has more than 20 years of experience in financial planning and management. Prior to joining Canaan, Mr. Cheng served as a Vice President for Zhaopin.com, a career platform in China formerly listed on the NYSE, from September 2015 to July 2021. Between September 2013 to September 2015, Mr. Cheng worked as the Director of Finance for Lenovo’s China and Asia Pacific Division. From February 2005 to August 2013, Mr. Cheng held several managerial roles at Nokia China, such as senior sales finance controller. From March 2003 to January 2005, Mr. Cheng worked as a demand planning manager at Effem Foods Beijing, a Mars company. Mr. Cheng obtained his bachelor’s degree in accounting from Shanghai Jiao Tong University in 2000, his MBA degree from the BiMBA program at Peking University in 2014, and his Master of Science in Global Finance degree from Fordham University in New York in 2014. Mr. Cheng has been a fellow member of the Chartered Institute of Management Accountants (CIMA) since 2016 and a fellow member of the Institute of Public Accountants (IPA) since 2019.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “On behalf of the Company and the board, I would like to extend a warm welcome to James. His extensive experience and integrated expertise in finance and capital markets, as well as his in-depth insights into the electronics industry, will add great value to the Company. We look forward to working with James as we launch into our new growth cycle. We would also like to express our thanks to Mr. Tong He for his dedication and hard work as interim CFO, and we believe that he will continue to make meaningful contributions to the Company going forward.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of AISC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com